Mail Stop 4720

January 4, 2010

Robert L. Trinka
Chairman, President and Chief Executive Officer
Phyhealth Corporation
700 South Poinciana Boulevard
Suite 506
Miami, Florida 33166

> **Re:** **Phyhealth Corporation**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed December 7, 2009**
> **File No. 333-163076**

Dear Mr. Trinka:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. You have indicated in several places throughout your prospectus that no stockholder approval of the spin-off is required and that holders of PHYH have no appraisal rights with respect to the spin-off. It is unclear, however, whether the transfer to Phyhealth of all the assets and liabilities of PHYH on or prior to the spin-off date was subject to approval by the shareholders of PHYH or whether such approval was required under state corporate law. Please advise us of the applicable state corporate law requirements to approve the transfer of all of PHYH's assets and, if the PHYH shareholders were entitled to vote, whether such approval was obtained. If they were not entitled to approve the transfer, please provide your legal analysis why not.

Cover Page

3. Please reconcile the information in the registration fee table to the information in the first page of your prospectus. Please clarify that you are registering shares of common stock, Series A Preferred Convertible shares and Series B Preferred Convertible shares. The registration fee table should separately list the shares you are registering (for example, shares of common stock, shares of common stock underlying options, Series A Preferred Convertible shares and Series B Preferred Convertible shares). Also, the total number of shares in the registration fee table should match the number of shares indentified in the first page of the prospectus.

4. Please check in the cover page the box for smaller reporting company, non-accelerated filer, accelerated filer or large accelerated filer, as applicable.

Prospectus Cover Page

5. Please delete the $868,104.57 dollar amount. You are registering a specific number of shares rather than a specific dollar amount.

6. Please disclose in the prospectus cover page that after the spin-off Phyhealth will be a development stage company. Please also disclose that to date PHYH has only been involved in organizational related activities, has no operating history and has not realized any revenues.

7. We note your disclosure that Phyhealth will assume all the business, assets and liabilities of PHYH. Please also disclose that PHYH will have no business, assets or liabilities, other than the equity interest in the newly spun-off Phyhealth, after the spin-off.

8. We note your disclosure that after the spin-off each of Phyhealth and PHYH will be independent, publicly-traded companies. Please clarify that PHYH does not file reports with the SEC and that after the spin-off only Phyhealth will be a reporting company subject to filing requirements with the SEC.

9. We note your disclosure that shortly after the spin-off you plan to offer up to $10,000,000 via a post-effective amendment to this registration statement. Please note that such offering would need to be registered using a separate registration statement and may not be done by means of a post-effective amendment. Please revise your disclosure accordingly here and on page 45.

Prospectus Summary, page 4
The Offering, page 4

10. Please disclose the address and telephone number of the principal executive offices of Phyhealth Corporation. We note that your summary only disclosed the address and telephone number for PHYH.

11. The prospectus summary should highlight the aspects of the offering that are the most significant. It is not clear how the information described under "Recent Developments" is significant to the spin-off transaction. Please consider deleting that information from the prospectus summary.

12. Please briefly disclose in the prospectus summary and in more detail in "The Spin-Off" section how fractional shares will be treated in connection with the 1 for 50 spin-off.

13. Please provide a summary of the risk factors in the prospectus summary section.

14. Please briefly summarize in the prospectus summary the reasons for the spin-off.

Risk Factors, page 9
General

15. Please delete the sentences "[a]dditional risks and uncertainties not currently known to Phyhealth or PHYH, or risks that currently are deemed immaterial may also impair our business" and "[t]he following are representative of those risks. Such summary is not intended to be exhaustive of risks that are or may become relevant." It is not appropriate to refer to risks that are not described.

16. Please revise the headings to your risks factors so that they succinctly describe the nature of the risk described. Headings like the one that begins with "[f]ollowing the spin-off, there are specific areas where (under a Separate Agreement between the parties) PHYH will not compete…" are too long and do not clearly state a risk. The heading should identify the risk; additional details may be included in the body of the risk factor.

Following the spin-off, there are specific areas where (under a Separate Agreement between the parties) PHYH will not compete…, page 9

    17. Please identify the agreements that Phyhealth has entered into in connection with the spin-off that may require Phyhealth's business to be conducted differently than previously conducted. Please provide the nature of these agreements and specify how they may require Phyhealth's business to be conducted differently.

Phyhealth's success will depend on its ability to retain key employees…, page 11

    18. The risk factor refers to Phyhealth's "highly-skilled personnel" but in fact Phyhealth only has two full-time employees. Please revise the risk factor to specifically refer to the two full-time employees rather than "personnel."

    19. The heading for this risk factor identifies a risk relating to the recruitment of key management personnel. The risk factor, however, does not describe this risk. Please expand the risk factor to describe the risk relating to the recruitment of key management personnel.

While unlikely, the market value of a share of Phyhealth common stock…, page 12

    20. Please delete the words "While unlikely." It is not appropriate to include mitigating language in your risk factor.

Failure to meet previously announced financial expectations could have an adverse impact…, page 12

    21. Your risk fact refers to a section entitled "Special Note Regarding Forward-Looking Statements" that does not appear in the prospectus. Please delete the reference to that section.

Risk Factors Relating to Phyhealth's Business, page 13

    22. Please include a new risk factor describing that you are a development stage company, do not have operations, have only been involved in organizational related activities and have not realized any revenues.

Any substantial sale of stock by existing shareholders could depress…, page 18

    23. We note the statement "or six (6) months in the case of a reporting company, if so reporting for at least 90 days, as both PHYH and Phyhealth will become concurrent with the date of this Prospectus)." Please note that this registration statement relates only to Phyhealth and only Phyhealth will become a reporting company upon the effectiveness of the registration statement. PHYH will not become a reporting company by means of this registration statement. Please revise your disclosure to clarify.

The Spin-Off, page 19
Reasons for the Spin-Off, page 19

24. Please revise your disclosure to explain what you mean by the statement "[m]arket perceptions about PHYH have changed" and "the benefits of this parent sub-structure have diminished."

Impact on price/market capitalization, page 19

25. Please revise your paragraph to disclose that there is no guarantee that the stock price of Phyhealth will be enhanced.

26. Please delete your parenthetical reference to management's belief that the stock price will be enhanced "perhaps by a factor of 50."

27. You state that as a result of the restructuring PHYH shareholders should "have greater value in that [sic] the operations of Phyhealth." It is not clear how PHYH shareholders will see greater value in the operations of Phyhealth as a result of the spin-off. At most, shareholders will see the per share price of the stock increase, but they will also own a significantly smaller number of shares. Nevertheless, there is no guarantee that the price of the Phyhealth shares will be enhanced. Please revise your disclosure to eliminate the reference to greater value in the operations of Phyhealth.

28. You state that PHYH will be a publicly reporting and trading company. PHYH will not become a publicly reporting company because of the effectiveness of this registration statement filed by Phyhealth. Please revise your disclosure.

Increased competitiveness by allowing greater managerial focus, page 19

29. You state that conflicting business priorities and diverted management attention may affect Phyhealth's ability to compete as effectively as it could if it were separated from PHYH. You also state that after the spin-off "PHYH will be a smaller company with a more focus and Phyhealth will be similarly more focused on its business operations" and that each board of directors and management team will be "focused solely in their respective business." This disclosure, which references PHYH's and Phyhealth's respective businesses, is confusing since you disclose in the cover page of the prospectus that Phyhealth will assume all the business, assets and liabilities of PHYH. Please revise your disclosure throughout to clarify. Also, please confirm whether PHYH and Phyhealth have, or will have, different directors and management team after the spin-off.

Enable PHYH and Phyhealth to use stock more efficiently as an acquisition currency,
page 20

30. Please explain what you mean by the statement "…specific concerns about
holding shares that have no direct claim against its assets and no direct voting
rights concerning its governance."

Other Considerations, page 20

31. Please expand your description of the potential risks and consequences of the
spin-off. This section should be just as prominent as the description of the
benefits of the spin-off.

The Spin-off of Phyhealth, page 21

32. We note the last sentence in the first paragraph of this section. That sentence
appears to state that for every one share of PHYH held on the spin-off date, the
holder will receive one share of Phyhealth common or preferred stock. This is
inconsistent with the pro-rata distribution describe elsewhere. Please revise to
eliminate the apparent inconsistency.

Related Party Transactions, page 24

33. The first sentence in this section states that the respective boards of directors of
Phyhealth and PHYH have not adopted a written Related Party Transaction
Policy. However, the rest of the section goes on to describe what appears to be a
related party transaction policy. Please revise to eliminate this apparent
inconsistency.

34. Please delete your reference to "prospective investors" and "subscribing for
Shares," as this registration statement is intended for existing shareholders of
PHYH only.

Phyhealth and PHYH, page 26

35. Please revise your discussion of Phyhealth's business throughout the document as
necessary to make clear that Phyhealth's business activities are prospective and
therefore any statements about Phyhealth's capabilities are aspirational only. For
example, we note your statements that:

- Phyhealth's services translate into "a healthier community, lower
healthcare and insurance costs and a smaller uninsured population"
(page 30);
- Phyhealth's experience and focus on individual insurance products
"enables it to deliver the optimum combination high quality healthcare
services…" (page 30); and

- The close relationship between the Phyhealth plans' physician-owners
and plan members "allows Phyhealth to provide better services at an
affordable price…" (page 31)

Each of these statements and others like them should be revised so it is clear that
while Phyhealth believes it will achieve these effects, it has yet to do so.

36. We note your discussion of Phyhealth's business mentions in several places that
one of the benefits of Phyhealth's services will be to provide healthcare services
at an affordable price and to better control medical expenses. Please revise your
disclosure to specify why you believe that Phyhealth's business strategy will
allow it to provide lower medical costs to its customers.

PHYH Overview, page 26

37. You disclose that "PHYH's business model has consisted of forming *and
operating* community health plans…" Please delete the reference to "operating"
community health plans. On page 41 you disclose that PHYH is "in the
development stage and its efforts through September 30, 2009 have been
principally devoted to organizational activities, raising capital, evaluating
operational opportunities and fulfilling regulatory requirements." It does not
appear that PHYH has begun operating community health plans.

38. Please disclose that PHYH is a development stage company, has no operations,
has not realized any revenues since inception and has an accumulated deficit of
$4,589,044 as of December 31, 2008.

Phyhealth Corporation, page 26

39. Please disclose that prior to the spin-off Phyhealth has been a dormant shell
company with no operations.

Physhield Insurance Exchange, a Risk Retention Group…, page 27

40. Please disclose whether Physhield currently has any subscribers. Please also
disclose that Physhield has generated no revenues to date.

41. Please describe the percentage of premiums that will be paid by Physhield
subscribers to Underwriters or, to the extent those percentages have not been
determined yet, please disclose how the percentages will be determined.

The Healthcare Opportunity, page 27

42. Throughout this section you cite various estimates, statistics and other figures.
Please attribute these statements and any other similar statements to the source
from which you obtained the information. Where you cite your own estimates,

please explain how you arrived at those estimates and disclose any third-party sources you relied upon.

43. Please delete the sentence that reads "Phyhealth's model takes advantage of proven structures, methods and processes in its design in order ensure delivery of high quality, low cost care" in the third full paragraph of page 29. PHYH's business is in development stage and Phyhealth has no operations, so it is inappropriate to refer to the model as "proven."

Phyhealth Overview, page 29

44. In the first full paragraph of page 31, please delete the sentences:

- "Phyhealth's commitment to individual insurance products, including Medicare Advantage and Health Savings Accounts, coupled with its experience in managing individual health plan members enables it to deliver the optimum combination of high quality healthcare services and high value benefit programs."
- "Phyhealth has superior knowledge of and influence with health plan members, since many are long time, loyal patients of the plan's physician-owners."

PHYH's business is in development stage and Phyhealth has no operations, so it is inappropriate to refer to Phyhealth's "experience" and "superior knowledge."

Phyhealth's Implementation and Growth Strategy, page 31

45. Please describe in this section that:

- PHYH withdrew its application to apply for an HMO certificate after the State of Florida determined that more than the minimum reserve required by law was needed for the HMO certificate application, and
- PHYH is investing funds in strategic opportunities in order to grow its assets sufficiently to resubmit an HMO application.

Also, please describe the "strategic opportunities" in which PHYH is investing funds.

Operations Plan, page 32

46. Please explain what you mean by "high tech, high touch operating philosophy."

Phyhealth's Competitive Advantages, page 35

47. On page 40, please delete the language starting with ", AND THERE CAN BE NO ASSURANCE THAT INVESTORS IN THIS OFFERING…" all the way

through the end of that paragraph. This prospectus is providing information to holders of PHYH who will be issued Phyhealth shares, and it is not an offering document seeking new investors.

Key Corporate Management, page 38

48. With respect to each of your executive officers and directors, please provide the disclosure required by Item 401(e) of Regulation S-K. Also, please tell us whether any disclosure is needed in response to Items 401(f) and (g) of Regulation S-K.

Executive Compensation, page 38

49. Please revise your compensation disclosure so it is responsive to the requirements of Item 402 of Regulation S-K.

Security Ownership By Beneficial Owners and Management, page 39

50. This table is repetitive of the information starting on page 46 under the heading "Security Ownership of Certain Beneficial Owners and Management." Please delete the table appearing on page 39 as it does not appear to provide all the information required by Item 403 of Regulation S-K.

Selected Financial Data, page 40

51. Please revise your filing to include financial data for the years ended December 31, 2006 and 2005 and the nine months ended September 30, 2009. Refer to Item 301 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 46

52. You disclosure contemplates the possibility that the assumed conversion ratio may differ from the actual ratio. Please note that a change to the conversion ratio may rise to the level of a material change that would require the filing of a pre-effective amendment, if the change takes place before the registration statement is declared effective, or a post-effective amendment, if the change takes place after effectiveness. Please acknowledge that you will file a pre-effective or post-effective amendment, as applicable, if the ratio is changed.

53. You disclose that the information provided is based on "filings made under the Exchange Act by or on behalf of" the shareholders. Since PHYH is not a reporting company, it is not clear why your disclosure refers to filings made under the Exchange Act. Please revise.

54. Please revise your beneficial ownership table to identify the natural persons that have sole or shared voting or investment power over the security holders that are not natural persons.

Description of Capital Stock, page 50

55. Throughout this section, please delete all the information relating to PHYH, including capital stock, charter and by-laws, and business combination statute. This registration statement relates only to the shares of Phyhealth.

Preferred Stock of Phyhealth, page 51

56. Please expand your disclosure to describe the material terms of your Series A and Series B preferred stock.

Legal Matters, page 56

57. Since the registration statement only relates to the shares of Phyhealth, there is no need to pass upon the validity of the shares of PHYH. Please revise your disclosure in this section to remove the reference to PHYH.

Physicians Healthcare Management Group, Inc. and Subsidiaries
Consolidated Financial Statements for the Years ended December 31, 2008 and 2007

Notes to Consolidated Financial Statements
Note 8. Stockholders' Equity, page F-32

58. Please revise your disclosure to include the following information for each year for which an income statement is provided:
   a. The number and weighted-average exercise prices of options for each of the following groups of options: (1) those outstanding at the beginning of the year, (2) those outstanding at the end of the year, (3) those exercisable at the end of the year, and those (4) granted, (5) exercised, (6) forfeited, or (7) expired during the year.

Consolidated Financial Statements for the Nine Months Ended September 30, 2009 and 2008

Notes to Consolidated Financial Statements
Note 2. Acquisition of Phyhealth Underwriters, Goodwill and Other Assets, page F-45

59. Please tell us how you determined that the acquisition of Phyhealth Underwriters qualified as a business combination when it appears that Underwriters is not a business. Refer to ASC 805-10-25-1. Also, please explain how the purchase price was allocated to the assets acquired and liabilities assumed. The financial statements for Phyhealth Underwriters, Inc. as of December 31, 2008 state that

the company has a total of $9,078 in assets. Please tell us how the surplus note receivable and accrued interest payable by Physhield and the start-up loan and accrued interest payable by Underwriters are acquired assets when they eliminate in the consolidation process.

Pro Forma Results, page F-46

60. Please revise your disclosure to present pro forma results for the year ended December 31, 2008 and nine months ended September 30, 2009 as if the purchase of Underwriters has occurred on of January 1, 2008 and not as of February 14, 2005.

Selected Unaudited Pro Forma Financial Data, page F-63

61. Please revise the pro forma consolidated balance sheet to cross reference the adjustments in the pro forma adjustments column with the adjustment disclosed in the notes to the pro forma consolidated financial information.

62. Please revise your disclosure to present pro forma results for the year ended December 31, 2008 and nine months ended September 30, 2009 as if the spinoff/restructuring of the operations of Physician Healthcare Management Group, Inc. into Phyhealth Corporation occurred on January 1, 2008 and not as of February 14, 2005.

Item 17. Undertakings, page S-1-5

63. Please delete the undertaking relating to Rule 415. This is not an offering on a delayed or continuous basis.

64. Please delete the undertaking appearing in the last paragraph in this section, which relates to incorporation by reference. In this registration statement you are not allowed to incorporate by reference subsequent Exchange Act documents.

65. Please include the undertaking required by Item 512(f) of Regulation S-K.

Signatures, page S-1-6

66. Please include the signature of your controller or principal accounting officer.

Exhibit 5.1 – Opinion of Counsel as to the Legality of the Shares Being Spun Off

67. Please revise your legal opinion so it specifically identifies all the shares covered by the opinion. We note that the registration statement appears to register shares of common stock, Series A Preferred Convertible shares and Series B Preferred Convertible shares, but the legal opinion opines only as to the legality of the common stock.

68. The first paragraph on page 2 of the legal opinion references Nevada law. It appears that the reference should have been to Delaware law. Please revise or explain.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dana Hartz at (202) 551-3648 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Dan Greenspan at (202) 551-3623 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Carl N. Duncan, Esq.
        Carl N. Duncan, Esq., LLC
        5718 Tanglewood Drive
        Bethesda, Maryland 20817